Contact

www.linkedin.com/in/don-tran-105769122 (LinkedIn)

Top Skills

Management

Force Protection

Leadership

Languages

Tagalog

English

Vietnamese

Certifications

Master Instructor

Aquatic Fitness Instructor Certification

CrossFit Level 2 Trainer

Honors-Awards

Navy Commendation Medal with Combat Valor

Navy Commendation Medal

Navy & Marine Corps Achievement Medal

Navy & Marine Corps Achievement Medal

4th Place in the Chapman University Panther Cage Match

Publications

Influence of CrossFit and Deep End Fitness training on mental health and coping in athletes

F.R.E.E. Your Mind Guidebook

Don Tran

Co-Founder | Former Marine Raider | USC MBA | Co-Author

Los Angeles Metropolitan Area

Summary

Former Special Operations Marine Raider with a passion for coaching, relentless training, and intensive preparation. Applies his real-world experience as a leader in the military, business entrepreneur, and coach to teach focus, efficient movement, and mental fortitude. Don strives to help athletes and individuals overcome fears, break boundaries, and become the best version of themselves.

Experience

Deep End Fitness

Co-Founder, Instructor, Marketing, Operations

November 2017 - Present (6 years 10 months)

Southern California

Create a positive shift in mental and physical performance and confidence through team building workouts and events that promote accountability, humility, and inclusiveness.

Underwater Torpedo League

Co-Founder, Marketing, Operations

November 2017 - Present (6 years 10 months)

Orange County, California Area

Creating a positive shift in Water Confidence and performance through team-building games, workouts (Deep End Fitness), and events.

Ten Thousand, Inc.

Team Captain

August 2019 - March 2024 (4 years 8 months)

4th Force Reconnaissance Company

Critical Skills Operator

December 2017 - December 2018 (1 year 1 month)

Alameda, California

U.S. Marine Corps Forces Special Operations Command (MARSOC)

Team Operations Chief
July 2015 - December 2017 (2 years 6 months)
Camp Pendleton, California

-Planned, coordinated, and led synchronization of intelligence and operations
to achieve mission success in a highly uncertain environment in South East
Asia
-Served as lead and primary point of contact and liaison with foreign military
and police officials in support of Special Operations Command Pacific

USSOCOM

Joint Tactical Attack Controller
February 2014 - December 2017 (3 years 11 months)
EWTG-Pacific Tactical Control Air Party

U.S. Marine Corps Forces Special Operations Command (MARSOC)

Element Member
July 2011 - July 2013 (2 years 1 month)
Camp Pendleton, California

-Served as a Communications Specialist dealing with VHF, SATCOM, UHF,
HF and ANW2
-Set up, maintained, and accounted for multiple Satellite Communications
Node such as the SDN-LIte, SNAP Terminal, and BGAN
-Assisted with training and leading Afghan Security Forces on continuous
combat operations.
-Partnered successfully with foreign national force to achieve common goals

United States Marine Corps

Marine Corps Water Survival Instructor
March 2010 - November 2010 (9 months)
Camp Pendleton Marine Corps Base, California, United States

Trained Marines and Sailors in water confidence.

1st Battalion 4th Marines

Infantry Squad Leader
July 2006 - April 2010 (3 years 10 months)
Camp Pendleton, California

Fire Direction Center Chief, Mortar Man, two combat deployments to Iraq.

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Education

University of Southern California - Marshall School of Business

Executive MBA, Business Administration and Management,
General · (2020 - 2022)

Chapman University

Bachelor of Science, Business Administration and Management,
General · (2018 - 2020)